Exhibit 99.1

May 17, 2021

MEDIROM Healthcare Technologies Inc. Reports

Financial Results for the Year Ending 2020 and Provides Corporate Update

Conference Call to be held Monday May 17, 2021 at 4:30 p.m. ET

New York — May 17, 2021 — MEDIROM Healthcare Technologies Inc. (NasdaqCM: MRM, “MEDIROM”), a leading holistic health services provider in Japan, today announced MEDIROM’s financial results for the year ended December 31, 2020.

FY 2020 Financial Highlights

•                  Total revenue decreased by 14.5% to $32.4 million, due to the COVID-19 lock-down in April and May 2020.

•                  Cost of revenues stayed relatively flat as a result of an increase in the total number of salons from 283 to 290, offset by cost reduction efforts to mitigate the impact of COVID-19.

•                  SG&A increased by 22.6% due to the office relocation and IPO expenses/costs.

•                  Impairment loss increased 139.1%  as certain salons with relatively long contract terms of leases and large amounts of asset retirement costs were impaired.

•                  Net loss of $5 million recorded due to the COVID-19 halt and temporarily increased SG&A.

•                  Adjusted EBITDA and Adjusted EBITDA margin were negative $5.3 million and minus 16.3%, respectively.

•                  Cashflow from Operating Activities was negative $3.5 million, mainly due to the decrease in net income.

•                  Cashflow from Investing Activities was negative $1.3 million, primarily due to salons acquisitions from franchisees.

•                  Cashflow from Financing Activities was positive $13.8 million, due to $11.3 million in proceeds from the IPO and the special long-term bank loans for the COVID-19 pandemic.

•                  Net cash increased by $8.9 million in FY2020.

Corporate Highlights FY 2020

•                  The revenue decrease in System-Wide Sales was observed only from March to May due to the first COVID-19 Declaration of Emergency in operation in Tokyo metropolis and several prefectures.

•                  KPIs recovered after the first COVID-19 Declaration.

•                  Our mobile application LavⓇ is being upgraded for general consumers use on top of the engagement by Specific Guidance Program.

•                  Currently developing a self-charging smart bracelet, MOTHER TrackerⓇ, with a silicon valley start-up, Matrix Industries. Its major features are chargeless generator, boost converter, and Software Development Kit open policy.

•                  Preparing for the integration of the hashed health data collected at our salons, via mobile application and smart tracker.

Outlook and perspective FY 2021

•                  We are currently experiencing the third Declaration of Emergency for COVID-19 in major prefectures and cities.

•                  After observing the KPIs transition in FY2020 and ongoing FY2021, we concluded that our industry is regarded as a necessary service for people’s daily life. We believe that relaxation salon business segment will continue to stay stable, and that we can generate reasonable profit by controlling the cost and expenses.

•                  Acquired a medium sized salon in May 2021. We will actively continue to grow our salon business through M&A transactions.

•                  Intend for the MOTHER TrackerⓇ to be launched before the end of the year.

Financial Results for the Year Ended December 31, 2020 Compared to 2019

Revenues

Revenues derived from our Relaxation Salon Segment were JPY3,864,656 thousand (US$37,452 thousand) in the year ended December 31, 2019, and JPY3,315,947 thousand (US$32,134 thousand) in the year ended December 31, 2020.

The revenue from our Relaxation Salon Segment consists of revenue from directly-operated salons and revenue from franchising. In the year ended December 31, 2019, our revenue from directly-operated salons and from franchising was JPY2,031,155 thousand (US$19,684 thousand) and JPY1,833,501 thousand (US$17,768 thousand), respectively. In the year ended December 31, 2020, our revenue from directly-operated salons and from franchising decreased to JPY2,026,806 thousand (US$19,641 thousand) and JPY1,289,141 thousand (US$12,493 thousand), respectively.

The primary factor for the decrease in revenues from directly-operated salons between year end 2019 and 2020 was the decrease in the number of customers due to the COVID-19 pandemic. In the year ended December 31, 2019, our salons had customer visits of 857 thousand, while in the same period of 2020, the figure was 650 thousand excluding visitors to our JOYHANDS WELLNESS salons located in spa facilities (for which data is not available).

The primary reason for the decrease in revenues from franchising was also the decrease in the number of customers due to the COVID-19 pandemic. In the year ended December 31, 2019, our franchised salons had served 302.9 thousand customers, while in the same period of 2020, franchised salons served 187.5 thousand customers. Although this decrease in revenue by our franchisees resulted in less royalty income for the Company, our expenses for providing supporting services to our franchisees decreased accordingly.

We recognize revenue from initial franchise membership on the opening date of the new franchised salons. In addition, our revenue from franchise royalties includes revenues from recurring royalty income, rental income from subleased salon properties, construction of franchised salons, uniforms and training sales.

The revenue from our Preventative Healthcare Segment decreased 41.1% for the year ended December 31, 2020 compared to the same period in 2019, as a result of a slower increase in the number of participants in the Health Guidance Program during the COVID-19 pandemic. Our MOTHER Tracker®is still at the development stage and as such generates no revenue.

Cost of Revenues

For the year ended December 31, 2019 and 2020, the cost of revenues was JPY 2,957,506 thousand (US$28,661 thousand) and JPY2,912,667 thousand (US$28,226 thousand), respectively. Total cost of revenues stayed relatively flat for the year ended December 31, 2020 compared to the prior year as a result of an increase in the total number of salons from 283 to 290, offset by cost reduction efforts to mitigate the impact of COVID-19. These cost reductions included furlough of our relaxation therapists and employees, as well as temporary rent reductions negotiated with the landlords. The cost to revenue ratios were 75.7% during the year ended December 31, 2019 and 87.2% during the comparable period in 2020. Total cost of revenues as a percentage of revenue increased from the prior year as a result of lower revenue levels due to COVID-19, which outpaced the decreases in cost of revenues.

The cost of revenue from directly-operated salon increased by JPY236,950 thousand (US$2,296 thousand) from JPY1,912,893 thousand (US$18,538 thousand) in the year ended December 31, 2019 to JPY2,149,843 thousand (US$20,833 thousand) in the year ended December 31, 2020. The cost of revenue from franchising activities decreased by JPY274,854 thousand (US$2,664 thousand) from JPY1,019,956 thousand (US$9,884 thousand) in the year ended December 31, 2019 to JPY745,102 thousand (US$7,221 thousand) in the year ended December 31, 2020. The increase in cost of revenues from directly-operated salons and the corresponding decrease in cost of revenues from franchised salons was due to the acquisition of franchised salons and conversion into directly-operated salons.

Selling, General, and Administration Expenses

For the year ended December 31, 2019 and 2020, the selling, general, and administration expenses were JPY871,862 thousand (US$8,449 thousand) and JPY1,068,537 thousand (US$10,355 thousand), respectively. The percentage of revenue of selling, general, and administration expenses in the year ended December 31, 2019 and 2020 was 22.3% and 32.0%, respectively. The increase in 2020 was a result of an increase in the number of new college graduate employees, moving expenses incurred in connection with the relocation of our headquarters, and professional fees incurred in connection with our initial public offering.

Impairment Loss on Long-lived Assets

MD, BEW and DW recorded impairment losses of JPY30,224 thousand (US$293 thousand), JPY9,420 thousand (US$91 thousand) and JPY4,902 thousand (US$48 thousand), respectively, for 2019 while MD and DW recorded impairment losses of JPY93,589 thousand (US$907 thousand) and JPY12,912 thousand (US$125 thousand), respectively, for 2020. The impairment losses increased as certain salons with relatively long contract terms of leases and large amounts of asset retirement costs were impaired.

Interest Expense

Interest expense was relatively flat in 2020 compared with that of 2019.

Gain from Bargain Purchase

Gain from bargain purchases through acquisitions of relaxation salons decreased by JPY6,487 thousand (US$63 thousand) from the prior year because we entered into no bargain purchase transaction.

Other Income—Net

Other income increased in 2020 by JPY127,146 thousand (US$1,232 thousand) to JPY131,299 thousand (US$1,272 thousand), a 3,061.5% increase from 2019. The increase in other income was due to the receipt of government subsidies of JPY111,581thousand (US$1,081 thousand) in relation to COVID-19.

Income Tax Expense

Income tax benefit for 2020 was JPY87,519 thousand (US$848 thousand), an improvement of JPY103,480 thousand (US$1,003 thousand), from income tax expense of JPY15,961 thousand (US$155 thousand). This was mainly due to deferred tax benefit of JPY 107,264 thousand (US$1,039 thousand) recorded for 2020 whereas deferred tax expense of JPY5,739 thousand (US$56 thousand) incurred for 2019, which was partially offset by an increase in current tax expense by JPY9,523 thousand (US$92 thousand). The fluctuation in deferred tax expense was driven primarily by fluctuations in deferred tax assets related to operating loss carryforwards. The increase in current tax expense was mainly due to an increase in inhabitant tax per capita, which is calculated based on capital and the number of employees.

Net Income and Adjusted EBITDA

Our consolidated net income in the year ended December 31, 2019 was JPY17,335 thousand (US$168 thousand), or 0.4% of consolidated revenue, while our consolidated net loss for the comparable period in 2020 was JPY539,170 thousand (US$5,225 thousand), or -16.1% of consolidated revenue, as a result of the key factors described above. Our Adjusted EBITDA decreased from JPY139,301 thousand (US$1,350 thousand) in the year ended December 31, 2019 to a loss of JPY(543,456) thousand (US$5,267 thousand) for the comparable period in 2020, resulting in an Adjusted EBITDA margins of 3.6%, and (16.3)% for the year ended December 31, 2019 and 2020, respectively. The key factors behind this decrease, other than changes in revenues, cost of revenues, and selling, general and administrative expenses, were the increase of impairment loss on long-lived assets by JPY61,955 thousand (US$600 thousand) and increase of subsidies by JPY111,581 thousand (US$1,081 thousand).

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated.

	Year ended December 31,
	2020($)	2020(¥)	2019(¥)
Net (loss) income attributable to shareholders	$(5,225)	¥(539,170)	¥17,335
Net cash provided by operating activities	(3,551)	(366,420)	7,870
Net cash used in investing activities	(1,353)	(139,599)	(37,931)
Net cash provided by financing activities	13,879	1,432,131	331,994
Net increase of cash and cash equivalents during the period	8,975	926,112	301,933
Cash and cash equivalents at beginning of period	$4,977	¥513,621	¥211,688
Cash and cash equivalents at end of period	$13,952	¥1,439,733	¥513,621

Operating Activities

Net cash flows provided by operating activities decreased from JPY7,870 thousand (US$76 thousand) in the year ended December 31,2019 to negative JPY366,420 thousand (US$3,551 thousand) in the year ended December 31, 2020, primarily due to decrease in net income attributable to shareholders, decrease in contract liabilities, decrease in deposits received, while partially offset by decrease in accounts receivable, increase in accrued expenses, increase in lease and guarantee deposits, and add-back of impairment loss on long-lived assets and depreciation and amortization.

Investing Activities

Net cash flows used in investing activities increased from JPY37,931 thousand (US$ 368 thousand) in the year ended December 31, 2019 to JPY139,599 thousand (US$1,353 thousand) in the year ended December 31, 2020, primarily due to acquisitions of businesses, acquisitions of property and equipment, cost additions to internal use software, partially offset by proceeds from sale of affiliated company securities and payment received on long-term accounts receivable-other, net.

The total amount of capital investment made in the year ended December 31, 2020 was JPY203,320 thousand (US$1,970 thousand). The main investments were JPY99,195 thousand (US$961 thousand) for acquisitions of businesses, JPY73,556 thousand (US$713 thousand) for acquisition of property and equipment, and JPY30,569 thousand (US$296 thousand) for additional development of internal use software.

Financing Activities

Net cash flows from financing activities increased from JPY331,994 thousand (US$3,217 thousand) in 2019 to JPY1,432,131 thousand (US$13,879 thousand) in 2020, primarily due to proceeds from the initial public offering of JPY1,168,627 thousand (US$11,325 thousand) in December 2020, proceeds from long-term borrowings of JPY775,000 thousand (US$7,510 thousand), partially offset by the repayment of long-term loans of JPY206,440 thousand (US$2,001 thousand), repayment of short-term loans of JPY180,000 thousand (US$1,744 thousand), payment of deferred offering costs of JPY97,857 thousand (US$948 thousand), and payment of installment payables related to business acquisitions of JPY33,949 thousand (US$329 thousand).

Conference Call Access

Management will host a conference call on Monday, May 17, 2021 at 4:30 p.m. ET to review financial results and provide an update on corporate developments. Following management’s formal remarks there will be a question-and-answer session.

A presentation accompanying the conference call is available in the investor relations section of MEDIROM’s website at https://medirom.co.jp/pdf_file/open/146/FY2020_Investor_Presentation_Slide or at https://medirom.co.jp/en/ir/news/20210518/146.

Participants are asked to pre-register for the call via the following link:

https://dpregister.com/sreg/10154723/e6b6b888e7

Please note that registered participants will receive their dial-in number upon registration and will dial directly into the call without delay.  Those without Internet access or who are unable to pre-register may dial in by calling 1-866-777-2509 (domestic) or 1-412-317-5413 (international), Japan Toll Free 0066-33-1-33094.  All callers should dial in approximately 10 minutes prior to the scheduled start time and ask to be joined into the MEDIROM call.

The conference call will be available through a live webcast at the following link:

https://services.choruscall.com/links/mrm210429.html

A webcast replay of the call will be available approximately one hour after the end of the call through August 17, 2021.  The webcast replay can be accessed through the above links or by calling 1-877-344-7529 (domestic) or 1-412-317-0088 (international) and using access code 10154723. A telephonic replay of the call will be available through May 31, 2021.

FORWARD-LOOKING STATEMENTS

The information contained herein includes forward-looking statements. These statements relate to future events or to our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could, and likely will, materially affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects our current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. We assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. The safe harbor for forward-looking statements contained in the Securities Litigation Reform Act of 1995 protects companies from liability for their forward-looking statements if they comply with the requirements of the Act.

Non-GAAP Financial Measures

This press release includes non-GAAP financial metrics that we use to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions. Adjusted EBITDA and Adjusted EBITDA Margin are financial measures that are calculated and presented on the basis of methodologies other than in accordance with generally accepted accounting principles in the United States of America (“GAAP”). Definitions for such non-GAAP measures can be found below. Any non-GAAP financial measures used herein are in addition to, and not meant to be considered superior to, or a substitute for, the Company’s financial statements prepared in accordance with GAAP. A reconciliation of each of these non-GAAP measures to their nearest GAAP measure is set forth below.

The Company believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to our financial condition and results of operations. The Company’s management uses these non-GAAP measures to compare our performance to that of prior periods for trend analyses and for budgeting and planning purposes. These measures are used in monthly financial reports prepared for management and our board of directors. We believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in com paring our financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in our financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. Undue reliance should not be placed on these measures as the Company’s only measures of operating performance, nor should such measures be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Non-GAAP financial measures as used in respect of the Company may not be comparable to similarly titled amounts used by other companies.

(1) For a reconciliation of Adjusted EBITDA to net income (loss), the most comparable U.S. GAAP measure, see the following table.

Reconciliation of non-GAAP measures:	Year ended December 31,
(in thousands, except Adjusted EBITDA margin)	2020($)	2020(¥)	2019(¥)
Net (loss) income	$(5,225)	¥(539,170)	¥17,335

Dividend income and interest income	(13)	(1,334)	(1,338)
Interest expense	128	13,234	13,591
Gain from bargain purchases	—	—	(6,487)
Other, net	(1,272)	(131,299)	(4,153)
Income tax expense	(848)	(87,519)	15,961
Equity in earnings (loss) of investment	—	—	(559)
Operating income	$(7,230)	¥(746,088)	¥34,350

Depreciation and amortization	604	62,290	46,174
Losses on sales of directly-operated salons to franchises	—	—	9,600
Losses on disposal of property and equipment, net and other intangible assets, net	328	33,841	4,631
Impairment loss on long-lived assets	1,031	106,501	44,546

Adjusted EBITDA	$(5,267)	¥(543,456)	¥139,301
Adjusted EBITDA margin	(16.3)%	(16.3)%	3.6%

(2) Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA for a period by total revenue for the same period.

About MEDIROM Healthcare Technologies Inc.

MEDIROM operates 301 (as of April 30, 2021) relaxation salons across Japan, Re.Ra.KuⓇ, being its leading brand, and provides healthcare services. In 2015, MEDIROM entered the health-tech business, and launched new healthcare programs using on-demand training app called “LavⓇ”, which is developed by the company. MEDIROM also entered the device business in 2020 and is developing a smart tracker “MOTHER TrackerⓇ”. MEDIROM plans to expand the scope of its business to include data analysis utilizing the data it has collected since formation of the company.

URL : https://medirom.co.jp/en

Contacts:

Investor Relations Team

ir@medirom.co.jp

MEDIROM HEALTHCARE TECHNOLOGIES INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2020 AND 2019

(Yen in thousands, except share data)

	December 31,
	2020	2019
ASSETS
Current assets:
Cash and cash equivalents	¥1,439,733	¥513,621
Time deposits	32,524	38,520
Accounts receivable-trade, net	148,540	337,048
Accounts receivable-other	411,278	428,278
Due from shareholder	—	8,266
Inventories	7,956	5,511
Prepaid expenses and other current assets	47,193	47,485
Total current assets	2,087,224	1,378,729
Property and equipment, net	235,930	168,955
Goodwill	150,720	78,282
Other intangible assets, net	97,615	77,638
Investments	500	14,044
Long-term accounts receivable-other, net	116,942	106,208
Right-of-use asset - operating lease, net	1,578,828	1,829,968
Lease and guarantee deposits	710,636	769,104
Deferred tax assets, net	655,591	222,505
Deferred offering costs	—	57,509
Other assets	79,480	54,523
Total assets	¥5,713,466	¥4,757,465
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	¥67,016	¥122,590
Accrued expenses	889,112	447,974
Short-term borrowings and current portion of long-term borrowings	242,281	371,570
Accrued income taxes	43,198	17,834
Contract liability (current)	172,063	—
Advances received	461,665	483,124
Short-term lease liability	658,320	704,024
Other current liabilities	118,933	115,573
Total current liabilities	2,652,588	2,262,689
Long-term borrowings - net of current portion	668,380	150,531
Deposit received	375,463	474,388
Long-term contract liability - net of current portion	333,978	—
Long-term lease liability - net of current portion	992,892	1,136,799
Asset retirement obligation	191,192	127,411
Other liabilities	7,716	5,589
Total liabilities	5,222,209	4,157,407
COMMITMENTS AND CONTINGENCIES (NOTE 18)
SHAREHOLDERS’ EQUITY:
Common stock, no par value; 9,999,999 shares authorized; 4,915,000 shares issued and 4,822,500 shares outstanding at December 31, 2020; 4,115,000 shares issued and 4,022,500 shares outstanding at December 31, 2019	1,179,313	595,000
Class A common stock, no par value; 1 share authorized; 1 share issued and 1 share outstanding at December 31, 2020 and 2019	100	100
Treasury stock, at cost- 92,500 common shares at December 31, 2020 and 2019	(3,000)	(3,000)
Additional paid-in capital	1,018,146	713,267
Accumulated deficit	(1,703,302)	(705,309)
Total shareholders’ equity	491,257	600,058
Total liabilities and shareholders’ equity	¥5,713,466	¥4,757,465

MEDIROM HEALTHCARE TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF (LOSS) INCOME

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Yen in thousands, except share and per share data)

	Years Ended December 31,
	2020	2019
Revenues:
Revenue from directly-operated salons	¥2,026,806	¥2,031,155
Franchise revenue	1,289,141	1,833,501
Other revenues	25,670	43,608
Total revenues	3,341,617	3,908,264
Cost of revenues and operating expenses:
Cost of revenue from directly-operated salons	2,149,843	1,912,893
Cost of franchise revenue	745,102	1,019,956
Cost of other revenues	17,722	24,657
Selling, general and administrative expenses	1,068,537	871,862
Impairment loss on long-lived assets	106,501	44,546
Total cost of revenues and operating expenses	4,087,705	3,873,914
Operating (loss) income	(746,088)	34,350
Other income (expense):
Dividend income	2	2
Interest income	1,332	1,336
Interest expense	(13,234)	(13,591)
Gain from bargain purchases	—	6,487
Subsidies	111,581	—
Other, net	19,718	4,153
Total other income (expense)	119,399	(1,613)
(Loss) income before income tax (benefit) expense and equity in earnings of investment	(626,689)	32,737

Income tax (benefit) expense	(87,519)	15,961

Equity in earnings of investment	—	559
Net (loss) income	¥(539,170)	¥17,335

Net (loss) earnings per share
Basic	¥(133.97)	¥4.63
Diluted	¥(133.97)	¥4.06

Weighted average shares outstanding
Basic	4,024,692	3,747,296
Diluted	4,024,692	4,272,302

MEDIROM HEALTHCARE TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Yen in thousands)

	Years Ended December 31,
	2020	2019
Cash flows from operating activities:
Net (loss) income	¥(539,170)	¥17,335
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	62,290	46,174
Losses on sales of directly-operated salons to franchisees	—	9,600
Allowance for doubtful accounts	(11,376)	271
Impairment loss on investments	10,544	—
Losses on disposal of property and equipment, net and other intangible assets, net	33,841	4,631
Impairment loss on long-lived assets	106,501	44,546
Gain from bargain purchases	—	(6,487)
Deferred income tax (benefit) expense	(107,264)	5,739
Other non-cash (gains) expense — net	1,903	(895)
Changes in operating assets and liabilities:
Accounts receivable-trade, net	189,143	(66,877)
Accounts receivable-other	(48,031)	(36,190)
Inventories	(2,445)	892
Prepaid expenses and other current assets	(8,167)	(39,698)
Lease and guarantee deposits	58,468	(14,163)
Accounts payable	(55,574)	(18,729)
Accrued expenses	206,706	116,856
Accrued income taxes	25,364	4,200
Contract liability	(160,595)	—
Advances received	(15,322)	(39,177)
Other current liabilities	(3,389)	10,226
Deposit received	(98,925)	(20,871)
Other assets and other liabilities — net	(10,922)	(9,513)
Net cash (used in) provided by operating activities	(366,420)	7,870
Cash flows from investing activities:
Purchases of time deposits	(26,703)	(37,900)
Proceeds from maturities of time deposits	10,000	6,000
Proceeds from sale of investments	53,000	—
Acquisition of investment securities	—	(13,544)
Acquisition of property and equipment	(73,556)	(7,406)
Proceeds from sale of property and equipment	3,227	5,000
Cost additions to internal use software	(30,569)	(12,068)
Acquisition of businesses — net of cash acquired	(99,195)	(3,201)
Proceeds from due from shareholder	8,267	8,412
Payment received on short-term loans receivable	900	450
Payment received on long-term accounts receivable-other, net	15,030	16,326
Net cash used in investing activities	¥(139,599)	¥(37,931)